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EXHIBIT (c)(ii)

i

1.     INTRODUCTION

1.1.  DESCRIPTION OF THE ENGAGEMENT

        National Capital, L.L.C. ("National Capital") has been engaged to provide a range of value appraisal of the common stock of Citizens Bancshares, Inc. (the "Company") and a fairness opinion in connection with the merger of Citizens Interim Company, a wholly-owned subsidiary of the Company, with and into the Company as contemplated by the Agreement and Plan of Merger, by and between the Company and Citizens Interim Company ("Merger Agreement"). Under the Merger Agreement, certain shareholders of the Company will receive cash for their shares in an involuntary exchange. Our fairness opinion addresses the fairness of the cash consideration to be paid to these shareholders, from the perspective of all shareholders of the Company, including unaffiliated shareholders, those who will receive cash in the merger and those who will retain their shares following the merger.

1.2.  STANDARD OF VALUE

        Revenue Ruling 59-60 defines fair market value as:

  ...the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

        For the purpose of this engagement, we have determined that "fair market value" is not the appropriate standard due to the involuntary surrender of certain shareholders' interests in exchange for cash that will occur as part of the Merger Agreement. Fair market value is, however, an appropriate starting point from which to define a standard of value that takes into account the nature of the involuntary transaction. The concept of "fair value", while not well defined in Louisiana case law, can be described as fair market value without the "seller not under any compulsion" phrase. As the seller is being forced to transact, some incremental value is generally recognized to be appropriate as compensation for the involuntary nature of the transaction. This incremental value is often recognized in the valuation process through the exclusion of all or part of the minority discount usually applied to minority shareholder interests under the fair market value standard.

        We have determined that the fair value standard is the appropriate standard of value to be used when considering the fairness of the proposed transaction.

1.3.  SOURCES OF INFORMATION

        In preparing this valuation report, we obtained various financial documents and other information pertaining to the Company from its owners, management and other representatives. We have considered, among other items, the following:

  1.
  The Reports of Condition and Income of Citizens Bank (the "Bank") for the years ended December 31, 1993, through December 31, 2002, and for the quarters ended March 31 and June 30, 2003;

  2.
  Audited financial statements for the Company for fiscal years 2001 and 2002; and

  3.
  The Bank's business plan and current financial projections.

        In addition to the information provided by the Company, we reviewed and analyzed a number of public documents and databases relevant to our engagement. These sources provided information on current national, regional, state and local economic and industry conditions, as well as additional historical data on the Company.

1.4.  ASSUMPTIONS AND LIMITING CONDITIONS

        This valuation report is subject to the following assumptions and limiting conditions:

  1.
  All financial information was supplied by the Company or its agents. The financial statements were compiled by the Company's accountants and, as such, no opinion was expressed on these statements. This information has been accepted by us as having been prepared in accordance with generally accepted accounting principles and has not been subject to further verification, except as otherwise described in this report.

  2.
  We have relied on the accuracy and completeness of all information provided by the Company and its agents. Any material misstatements or omissions could significantly alter our conclusion of value.

  3.
  Except as noted herein, no attempts were made to verify the validity of the information provided by or obtained from any external source. All third-party sources are considered reputable providers of accurate data.

  4.
  No verification of legal title has been conducted in relation to the real and personal property of the Company. All rights and claims to these assets are assumed to be valid and no consideration has been given to any liens or encumbrances other than those specifically identified in this report.

  5.
  All liabilities of the Company are assumed valid and legally enforceable. No consideration has been given to contingent liabilities except as specifically identified in this report.

  6.
  The fairness opinion and this report are for the specific use identified in Section 1.1, and may not be quoted in whole or in part or otherwise referred to in any document, or furnished or otherwise communicated to any person for any other purpose without our prior written consent.

  7.
  The fairness opinion and this report are limited only by the above factors and reflect the unbiased, professional opinion of National Capital.

2.     ANALYSIS OF THE SUBJECT COMPANY

        Citizens Bancshares, Inc. is a one-bank holding company which owns all of the issued and outstanding shares of Citizens Bank, a commercial bank organized in 1975 under the banking laws of the State of Louisiana. The Bank operates from its main office in Ville Platte and from branch facilities in Mamou and Pine Prairie, Louisiana. The Bank offers a full range of traditional banking services. The current management team of the Company and the Bank are considered sufficient for their respective current and future needs.

        The Company's primary Standard Industrial Classification (SIC) code is 6022, for state commercial banks. The related North American Industry Classification System (NAIC) code is 52211. Financial statements are prepared annually on an accrual basis by an independent public accounting firm. Income tax returns are filed on an accrual basis. Regulatory financial reports are prepared quarterly. Tax planning is done annually, and the Company's financial plan is updated regularly.

3.     FINANCIAL STATEMENT ANALYSIS

        In the process of our analyses, we reviewed the Bank's historical financial statements as reported in its standard regulatory filings. We also reviewed the Company's most recent audited financials, as well as stub financials as of July 31, 2003. Given the highly regulated nature of the banking industry, the financial results available are considered to be highly reliable. No normalizing adjustments were made in the course of this valuation.

4.     VALUATION OF THE SUBJECT COMPANY

4.1.  FACTORS TO BE CONSIDERED

        Discussing the valuation process, Revenue Ruling 59-60 states:

  In valuing the stock of closely held corporations or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock.

        Revenue Ruling 59-60 also outlines the following factors that "require careful analysis" in business valuations:

  1.
  The nature of the business and the history of the enterprise from its inception.

  2.
  The economic outlook in general and the condition and outlook of the specific industry in particular.

  3.
  The book value of the stock and the financial condition of the business.

  4.
  The earning capacity of the company.

  5.
  The dividend-paying capacity of the company.

  6.
  Whether or not the enterprise had goodwill or other intangible value.

  7.
  Sales of the stock and the size of the block of stock to be valued.

  8.
  The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

  9.
  Each of these factors was considered in the preparation of this valuation report.

4.2.  VALUATION APPROACHES

        In preparing the range of value appraisal and fairness opinion, we considered the use of three broad categories of valuation methods: asset-based approaches, market-based approaches and income-based approaches. Each method examines the value of a subject entity from a slightly different perspective, and each method has its own strengths and weaknesses in general and in specific application. In most cases, the values determined by each method will differ as a result of the varying inputs and assumptions required under each approach. The analyst must determine which method provides the most accurate value of the subject based on the characteristics of the subject entity.

        Other methods exist that do not fit neatly within one of the approaches discussed above. While a number of methods are applicable only to specific industries or circumstances, two of the more common "other" methods, the excess earnings method and the rules of thumb method, are worthy of note due to their widespread use in a range of circumstances.

        The excess earnings method, rooted in Treasury Department revenue rulings, is a hybrid of income and asset approaches. Like the capitalization of historical earnings analysis, an income-based approach, the excess earnings method is based on the theory that the rate of return on investment should be commensurate with the risks associated with the assets represented by the investment. In theory, the weighted average of the returns expected on tangible and intangible assets should approximate the overall capitalization rate for the entire company. Revenue Ruling 68-609 cautions, "(this) "formula' approach may be used for determining the fair market value of intangible assets of a business only if there is no better basis therefore available".1

        The rules of thumb method is often used in an attempt to easily estimate the value for a "typical" company within a given industry. These rules of thumb might state that a company is worth one quarter's gross sales or one year's net income. Unfortunately, most rules of thumb do not provide enough data about the "normal" or "typical" company in the industry for an accurate assessment of their applicability in a given situation. Due to this limitation, the rules of thumb method is excluded from further consideration in this analysis.

        The following sections discuss the application of asset-based, market-based and income-based approaches to valuing the common stock of the Company. The reconciliation of the values derived from the various methods in these sections is addressed in Sections 5 and 6.

4.3.  ASSET-BASED APPROACHES

        Asset-based approaches presume that the value of the entity is represented by the market value of the assets owned by the entity, less the market value of any liabilities. The net asset value method, an asset-based approach, assumes that the values of all assets are realized through the course of normal business operations, while the liquidation method, another asset-based approach, assumes that all assets are liquidated in an orderly fashion.

        The shareholders' equity of the Company totaled approximately $15.82 million as of July 31, 2003. Absent any goodwill, and assuming that the Company's assets and liabilities are carried at or near their reasonable market values, this amount should be the minimum at which the Company should be sold. At any lower transaction value, the current owner could liquidate the Company and walk away with over $15 million.

        In reality, FDIC-insured financial institutions are rarely liquidated except in cases of near failure. These failure situations are usually a result of long-term mismanagement, high-risk lending practices and/or illegal activity (fraud, embezzlement, etc.). Absent these problems, financial institutions generally carry a certain amount of intangible value (goodwill or franchise value) that is recognized in the event of a sale. This goodwill value is most readily evident in the market-based approaches discussed below.

        For these reasons, we did not believe that the net asset value method or the liquidation method was appropriate to use in this transaction because the Company is a going concern and because the net asset value method is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), the net asset value method does not take into account the values attributable to the going concern, as discussed above, such as the interrelationship among the Company's assets, liabilities, customer relations, market presence, image and reputation, and staff expertise and depth. Accordingly, we gave no weight to the asset-based approaches in determining the range of fair values of the common stock or the fairness of the merger consideration.

1.
Rev. Rul. 68-609, 1968-2 C.B. 327.

4.4.  MARKET-BASED APPROACHES

        In market-based approaches, financial characteristics and other information for publicly traded companies and transactions on which public information is available are utilized as a basis for determining the value of the subject company. Market-based approaches work on the financial theory of substitution or economic indifference. That is, by obtaining financial information and other data regarding public companies or transactions on which public information is available, an appraiser may analyze the subject company and make appropriate adjustments to recognize differences between the subject company and comparable companies in order to make a determination as to value. National Capital performed three analyses using market-based approaches, including a comparable whole bank transaction analysis, a share exchange analysis and a comparable public company analysis.

4.4.1.   COMPARABLE WHOLE BANK TRANSACTION ANALYSIS

        The comparative whole bank transaction analysis represents a commonly utilized market-based approach. By using one or more sets of statistics drawn from comparable completed whole-entity sales (public company mergers and acquisitions, private transactions) and/or partial interest transactions (publicly-traded stocks, mutual funds, partnership interests, REITs, etc.), the value of the subject can be estimated using multiples of the subject's revenues, earnings, dividends, cash flow, capital or other relevant financial attributes. In addition, historical information on actual transactions in the subject's stock can provide highly valuable information as to the true value of the subject, provided that the transactions were conducted at arm's length and occurred in the relatively recent past.

        The comparable transactions method is based on the financial theory of substitution or economic indifference. By obtaining data related to actual sales transactions of similar entities or interests and making appropriate adjustments to recognize the differences between the subject and its comparables, an estimate of the market value of the subject can be obtained.

        In determining a range of values for our common stock and rendering its fairness opinion, we analyzed the consideration paid in selected bank merger transactions. The objective of our analysis was to determine an appropriate value by analyzing data related to actual sales transactions of similar entities and making appropriate adjustments to recognize the differences between the Company and comparable bank or bank holding companies that have recently been sold.

        The selection of financial attributes to be valued and the selection of appropriate comparables are critical in developing a market-based valuation estimate. While this method can be extremely useful due to its use of actual transaction data as source of value determination, it is often difficult (or even impossible) to find truly comparable companies that have sold or that are traded in a public market. It should be noted that comparables do not have to be identical to the subject company, but should be similar enough to withstand scrutiny. Courts have criticized valuators for excluding reasonably comparable entities from consideration and have objected to the use of transaction data that was drawn from too wide a set of comparables, which were, in fact, incomparable.

        We identified a group of 24 comparable bank acquisitions involving selling banks with total assets between $120 million and $200 million announced between July 1, 2002 and August 23, 2003. We applied the average, trimmed average and median transaction multiples of certain financial indicators to the related financial statistics of the Company to derive an implied value. Terminated transactions, distressed institution sales and transactions where material data was unavailable were excluded from the analysis. The following table sets forth the average, trimmed average and median transaction multiples of selected financial indicators for the comparable bank acquisition group that we identified.

	Average	Median	80% Trim Average
Adjusted book value multiple	2.19	2.18	2.17
(capital in excess of 9% valued at book value)
Earnings multiple	23.09	22.29	22.13
Price to deposits	23.11	22.84	22.00
Price to assets	19.55	19.69	19.54
Premium to core deposits	15.27	16.30	14.91

        By applying trimmed averages of key valuation indicators to the relevant financial statistics of the Company, we determined an implied whole bank market value of $32,054,573, prior to the application of appropriate valuation adjustments. The following table illustrates the application of the comparable whole bank acquisition analysis to the Company. In its analysis, we weighted the various financial indicators based on our professional judgment, in light of the characteristics of the Company and the comparable group.

	80% Trim Average	Relevant Factor	Market Value	Weight
Adjusted book value multiple	2.17	13,434	$29,106	20%
Earnings multiple	22.13	1,466	$32,448	30%
Price to deposits	22.94	132,429	$30,383	20%
Price to assets	19.54	149,266	$29,159	10%
Premium to core deposits	14.91	102,338	$28,687	20%
Total weights				100%
Preliminary market value			$30,286
Add: Excess capital			$1,769
Resulting market value			$32,055

4.4.2.   PUBLICLY TRADED COMPARABLE COMPANIES—SHARE EXCHANGE ANALYSIS

        The publicly traded comparable companies—share exchange analysis is another market-based approach that assumes that a rational, publicly-traded potential buyer of a bank or bank holding company would be willing to execute a share exchange only if such an exchange would be non-dilutive (or minimally dilutive) to the acquirer's pro forma per share earnings.

        We analyzed the earnings performance of the Company in light of the earnings performance and market values of a peer group of publicly traded bank holding companies domiciled and operating in Louisiana and Mississippi as well as two Alabama banks that are active in the Louisiana market. Excluding companies with total assets under $350 million, we identified a comparable data set of fourteen companies with assets ranging from $391 million to $49 billion. Based on size, financial strength, operating history and geographic proximity, it is reasonable to assume that each institution would be able to consummate a transaction with the Company.

        Before analyzing the earnings performance of the Company in light of the share exchange analysis, we made an earnings adjustment of 15% to take into account an estimate of cost savings and other synergies that would be expected to result from the acquisition. After adjustment, we determined that the pro forma earnings estimate of the Company would be approximately $1,702,000. To determine the implied share exchange market value of the Company, we calculated the average of the projected values that the regional peer group acquirors would pay for the Company in a non-dilutive transaction. To determine the individual projected values, we divided the Company's adjusted pro forma earnings by each acquiring company's earnings per share to determine the number of shares to be issued to the Company, and multiplied the number of shares to be issued by the acquiring company's price-earnings ratio. Using the share exchange analysis, we determined an implied share exchange market value of $24,188,459, prior to the application of appropriate valuation adjustments. The following table illustrates the application of the share exchange analysis and identifies the regional peer group that we selected.

2003 estimated earnings	$1,480,000
Plus: estimated enhancement by acquirer (15%)	222,000
Equals: target annual earnings	$1,702,000
Bank	Stock Price	Earnings Per Share	P/E	Shares	Projected Value
Regions Financial Corporation	$35.26	$2.81	12.57	606,754	$21,394,140
AmSouth Bancorporation	$21.54	$1.72	12.51	988,487	$21,292,020
Hibernia Corporation	$20.75	$1.55	13.40	1,099,123	$22,806,800
BancorpSouth, Inc.	$21.55	$1.52	14.20	1,121,503	$24,168,400
Whitney Holding Corporation	$34.75	$2.39	14.56	713,126	$24,781,120
Trustmark Corporation	$26.28	$1.84	14.29	925,155	$24,313,070
Hancock Holding Company	$47.71	$3.11	15.35	547,594	$26,125,700
IBERIABANK Corporation	$18.00	$1.20	15.03	1,421,170	$25,581,060
Peoples Holding Company	$18.60	$1.25	14.86	1,359,770	$25,291,720
First M & F Corporation	$35.50	$2.33	15.23	730,182	$25,921,460
NBC Capital Corporation	$24.20	$1.69	14.36	1,009,947	$24,440,720
Teche Holding Company	$33.25	$2.54	13.09	670,051	$22,279,180
Citizens Holding Company	$18.10	$1.29	14.08	1,323,987	$23,964,160
MidSouth Bancorp, Inc.	$29.10	$1.88	15.44	903,054	$26,278,880

Average			14.21		$24,188,459

4.4.3.   Comparable Public Company Analysis

        Another market-based approach to valuation involves the determination of market value by reference to certain financial metrics of other publicly-traded banks and bank holding companies. We selected as the comparable data set the regional peer group selected in connection with the share exchange analysis. Furthermore, we selected the price-earnings ratio as the financial metric of comparison. As indicated by the previous table, the average price-earnings ratio for the regional peer group was approximately 14.21. Applying the average price-earnings ratio to the current earnings estimate of the Company ($1,480,000) results in an implied comparable public company market value of $21,033,443, prior to the application of appropriate valuation adjustments.

4.5.  Income-Based Approaches

        Income-based approaches measure value by capitalizing or discounting the cash flow or earnings of the enterprise. Among the income-based approaches, methods are differentiated based on the use of historical or projected income streams. Using the capitalization of historical returns analysis, an estimation of value is based on historical data. This method is most suitable for use when the subject company's recent historical normalized returns can be reasonably expected to continue into the future and can be expected to grow at a predictable rate. By contrast, the discounted cash flow analysis is based on the present value of expected future cash flows from the common stock. This method is more appropriate if the subject company's earnings fluctuate greatly, if the subject has no history of earnings, or if the subject has recently undergone major changes in operating characteristics. Both of these methods require a reasonable and supportable estimation of future earnings prospects.

4.5.1.   Discounted Cash Flow Analysis

        The discounted cash flow analysis has as its basic premise the theory that a business is worth the present value of all the expected future benefits of ownership. Proper application of this theory requires the analyst to select the appropriate measure of return to the owner (cash flow vs. net earnings) and select the appropriate discount rate and/or capitalization rate to be applied to the selected measure of returns. The method also requires the analyst to make certain assumptions regarding prospective earnings and anticipated earnings growth rates.

        The two primary components of the value estimate developed using the discounted future returns analysis are:

  •
  The present value of operations from the valuation date until a stable and sustainable level of growth and profit is established, and

  •
  The present value of the company's value in the terminal year, defined as the year after stable and sustainable growth and profit are established.

        The following table summarizes the historical financial information and financial projections used in determining the projected cash flow of the Company through 2008.

	2000Y	2001Y	2002Y	Est. 2003Y	Est. 2004Y	Est. 2005Y	Est. 2006Y	Est. 2007Y	Est. 2008Y
Total assets	$118,591	$131,598	$142,420	$147,825	$156,215	$164,605	$172,995	$181,384	$189,774
Average assets	115,882	125,095	137,009	145,122	152,020	160,410	168,800	177,189	185,579
Total deposits	105,101	117,094	126,687	131,178	138,490	145,801	153,113	160,424	167,736
Total equity capital	12,487	13,496	14,811	15,551	16,311	17,113	17,957	18,843	19,771
Net income (loss)	1,225	1,010	1,432	1,480	1,520	1,604	1,688	1,772	1,856
Dividends paid	138	155	172	740	760	802	844	886	928
Deposits >$100K	$17,015	$23,853	$25,124	$23,694	$25,015	$26,336	$27,656	$28,977	$30,298
Dividend payout ratio	11.3%	15.3%	12.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%
Core deposit ratio	83.8%	79.6%	80.2%	81.9%	81.9%	81.9%	81.9%	81.9%	81.9%
Return on average assets	1.06%	0.81%	1.05%	1.02%	1.00%	1.00%	1.00%	1.00%	1.00%
Capital to assets ratio	10.53%	10.26%	10.40%	10.52%	10.44%	10.40%	10.38%	10.39%	10.42%

        These projections were based on the following assumptions:

1.
Cash dividends in years 2003-2008 are equal to 50% of net income;

2.
Core deposits during the years 2003-2008 equal 81.9% of total deposits;

3.
The Company earns 1% annually on its average assets between 2004-2008; and

4.
The Company's assets grow at a annualized rate of 4.3% between 2003-2008.

        We developed these projections based on trend lines derived from an analysis of historical results. Dividend projections were based on the maximum amounts payable while maintaining the Bank's current capital to asset ratio.

        The financial projections i ndicated for 2008 were used in determining a terminal value based on the comparable acquisition analysis described in Section 4.4.1 above. Using this analysis, we calculated a terminal value of $40,321,392 as indicated in the following table:

	80% Trim Average	Relevant Factor	Market Value	Weight
Adjusted book value multiple	2.12	17,080	$36,127	20%
Earnings multiple	20.80	1,856	$38,603	30%
Price to deposits	22.84	167,736	$38,305	20%
Price to assets	19.67	189,774	$37,337	10%
Premium to core deposits	14.60	137,438	$37,146	20%
Total weights			100%
Preliminary market value			$37,630
Add: Excess capital			$2,691
Resulting market value			$40,321

        The discounted cash flow analysis assumes that the projected cash flows from dividends and the terminal value are discounted back to present value at a discount rate derived using the Ibbotson Buildup Method and the current public company price to earnings multiple. Following this methodology, we determined that a discount rate of 12.39% was appropriate based on the risk characteristics of the Company. Discounting the future cash flows from dividends and the terminal value to present value, we determined the value of the Company to be approximately $23,310,719, prior to the application of appropriate valuation adjustments.

        In our experience, discounted cash flow analysis is a widely-used valuation methodology, but it relies on numerous assumptions, including projected earnings, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of the Company's common stock.

4.5.2.   Capitalization of Historical Earnings Analysis

        Following much of the same logic as the discounted cash flow analysis, the capitalization of historical earnings analysis relies on historical data rather than estimates of future performance as the basis for valuation. In many cases, courts have indicated a preference for the use of historical financial information due to the actual, verifiable nature of the data. Although past performance may not be an indication of future results, the historical earnings method can provide a reasonable indication of value, especially in cases where the subject company has a history of stable earnings or growth and such stability or growth can be reasonably expected to continue in a similar manner. As a part of our analysis, we reviewed the historical earnings of the Company, determined that the Company had experienced stable earnings over a relatively long period and concluded that the historical earnings method was an appropriate method for valuing the Company.

        To determine the level of earnings to be capitalized, we developed a weighted trend line using actual earnings between 1998 and 2002. In our analysis, we used an earnings capitalization rate of 7.04%, which was derived from an average price-earnings multiple for comparable public companies

(14.21x). The following table illustrates the application of the capitalization of historical earnings analysis.

	1998Y	1999Y	2000Y	2001Y	2002Y
Total assets	$105,067	$113,173	$118,591	$131,598	$142,420
Average assets	101,512	109,120	115,882	125,095	137,009
Total deposits	93,936	101,333	105,101	117,094	126,687
Total equity capital	10,375	11,011	12,487	13,496	14,811
Net income (loss)	1,026	1,134	1,225	1,010	1,432
Dividends paid on common stock	0	0	138	155	172
Amount of deposits >$100K	$18,025	$14,930	$17,015	$23,853	$25,124
Dividend payout ratio	0.0%	0.0%	11.3%	15.3%	12.0%
Core deposits to total deposits ratio	80.8%	85.3%	83.8%	79.6%	80.2%
Return on average assets	1.01%	1.04%	1.06%	0.81%	1.05%
Capital to assets ratio	9.87%	9.73%	10.53%	10.26%	10.40%
Weighting	1	2	3	4	5
Weighted average return on assets	0.98%
Earnings on current asset base	$1,424
Capitalization rate	7.04%
Indicated value	$20,231,433

        After consideration of all appropriate factors, we determined that the value of the Company using the capitalization of historical earnings analysis, prior to the application of appropriate valuation adjustments, was $20,231,433.

5.     Valuation Adjustments

5.1.  Common Adjustments

        The purpose of a valuation adjustment is to reflect differences between the characteristics of the subject and those of the comparable dataset(s) from which the indications of value are derived. As valuations are based on the financial principle of substitution, these adjustments are an attempt to account for the varying degrees of risk associated with the subject interest vis a vis "comparable" investments.

        The following adjustments were considered during the valuation process. Not all are applicable for the given situation, but all were reviewed for applicability. Those discounts considered appropriate are discussed in detail below.

  •
  Control premium / minority discount

  •
  Marketability discount

  •
  Block discount

  •
  Voting vs. non-voting stock adjustment

  •
  Key person discount

  •
  Discount for trapped-in capital gains

  •
  Discount for known or potential environmental liability

  •
  Discount for pending litigation

  •
  Portfolio discount (for unattractive assemblage of assets)

  •
  Concentration of customer or supplier base

5.2.  Control Premium / Minority Discount

        Due to the involuntary nature of the subject transaction, we determined that a minority discount would not be applied in reaching a determination of value. Because the public bank exchange value method, the public company price-earnings multiple method, the discounted cash flow analysis and the capitalization of historical earnings analysis each generated a marketable minority value, we attempted to remove the minority discount through the application of a control premium.

        The precise determination of an appropriate minority discount (or inversely, a control premium) can be extremely difficult, if not impossible. Two major bodies of empirical evidence are often used to estimate minority discounts:1

  1.
  Prices at which controlling interests are acquired in the public market compared with the preannouncement minority stock trading prices, and

  2.
  Prices at which holding company interests sell compared with their underlying net asset values.

        The Mergerstat/Shannon Pratt's Control Premium Study is widely used to quantify minority discounts and control premiums used in the business valuation, business appraisal, venture capital, and merger and acquisition (M&A) professions. The database currently contains information on over 3,000 total transactions involving the acquisition of controlling interests in publicly traded companies. A search on Standard Industrial Classification (SIC) codes 6021, 6022, 6035 and 6036 returned 407 transactions with a mean control premium of 31.9% and a median premium of 27.0%.

        Given the nature of the block of stock being valued and after consideration of the various discount studies and bodies of empirical evidence appropriate to this valuation, it is our determination that a 27.0% control premium is appropriate for use in methods that require such an adjustment.

5.3.  Marketability

        Generally, minority interests in privately held corporations command significant marketability discounts due to the difficulty associated with liquidating such interests. Several of the key factors in determining the appropriate marketability discount include:

  •
  The size and stability of dividends;

  •
  Prospects for liquidity (probably length of holding period);

  •
  The pool of potential buyers; and

  •
  Growth prospects

(2) Pratt, Discounts and Premiums, p. 62

        One of the commonly utilized methods of determining marketability discounts involves measuring the difference in required return for holders of short-term securities as compared to long-term securities. Accordingly, we compared the yield on the 90-day Treasury Bill to the yield of the 10-year Constant Maturity Treasury Bond over various time periods ending in July 2003. Results of this analysis are summarized below.

604 Month Average Premium	360 Month Average Premium	240 Month Average Premium	180 Month Average Premium	120 Month Average Premium
40.69%	41.06%	52.31%	57.39%	61.89%

        Based on a careful analysis of a number of factors, including the analysis described above, our experience in the community banking marketplace and multiple marketability studies conducted over the last twenty years, it is our opinion that a 41.06% marketability discount is appropriate in this situation.

5.4.  Application of Adjustments

        As identified above, two valuation adjustments are warranted in this valuation. It is important to note, however, that not all valuation methods require the application of all adjustments. The following table shows the application of valuation adjustments to the various values determined using the methods discussed above.

Valuation Methods Summary

	Company	Per share
Book value	$15,203,202	$132.37
Valuation method	Before adjustments	Control premium	Whole bank value before adjustments	Marketability discount	Fair value per share	Book value multiple	Earnings multiple
Comparable whole bank transaction analysis	$32,054,573		$30,054,573	41.06%	$164.49	1.24	12.89
Share exchange analysis	$24,188,459	27.00%	$30,719,343	41.06%	$157.64	1.19	12.35
Comparable public company analysis	$21,033,443	27.00%	$26,712,472	41.06%	$137.08	1.04	10.74
Discounted cash flow analysis	$23,310,719	27.00%	$29,604,614	41.06%	$151.92	1.15	11.90
Capitalization of historical earnings analysis	$20,231,433	27.00%	$25,693,920	41.06%	$131.85	1.00	10.33

6.     Conclusion

        After considering all relevant information and the results of various valuation methods, it falls to the valuator to use judgment and experience to analyze the results and determine the ultimate fairness of the proposed transaction.

        Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us, we conclude that the cash consideration of $145.00 per share to be paid by the Company is fair, from a financial point of view, to all shareholders of the Company, including unaffiliated shareholders, those who will receive cash in the merger and those who will retain their shares following the merger.

        Attached as APPENDIX A is the short form valuation report provided to the board of directors of the Company in connection with our determination that a range of values appropriate for the common stock of the Company for the proposed transaction was $140 per share to $155 per share. The short form valuation report is qualified in its entirety by the more comprehensive discussion set forth herein.

7.     Valuator's Certification

        I certify that, to the best of my knowledge and belief:

  1.
  The statements of fact in this report are true and correct.

  2.
  Neither the valuator, nor any officer, agent or employee of National Capital, L.L.C. has any present or contemplated interest in the Company, nor any personal bias with respect to the parties involved.

  3.
  National Capital, L.L.C. has received a fee for the preparation of this fairness opinion report. The fee paid to National Capital, L.L.C. was not contingent on any action or event resulting from the analysis, opinions or conclusions in the report.

  4.
  This report is valid only for the period indicated in the report and only for the express purpose stated herein.

  5.
  The report analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusions.

  6.
  The valuator's analyses, opinions and conclusion were developed, and this report was prepared, in conformity with the National Association of Certified Valuation Analysts' standards for conducting and reporting on business valuations.

  /s/
  T. JEFFERSON FAIR
  __________________________________
  T. Jefferson Fair
  September 17, 2003

APPENDIX A

Citizens Bancshares, Inc.
Valuation Methods Summary

	Company	Per Share
Book Value of Company	15,203,202	132.37
Valuation Method	Method Results Before Adjustments	Result Type Modifier	Indicated Whole Bank Value Before Adjustments	Marketability Discount (Premium)	Fair Value per Share	Resulting Book Multiple	Resulting Earnings Multiple
Comparable Sales — Whole Bank	32,054,573		32,054,573	41.06%	164.49	1.24	12.89
Public Bank Exchange Value	24,188,459	-27.00%	30,719,343	41.06%	157.64	1.19	12.35
Public Company P/E Multiple	21,033,443	-27.00%	26,712,472	41.06%	137.08	1.04	10.74
Disc. Future Returns (50% payout ratio)	23,310,719	-27.00%	29,604,614	41.06%	151.92	1.15	11.90
Capitalization of Historical Earnings	20,231,433	-27.00%	25,693,920	41.06%	131.85	1.00	10.33
			Fair Value per Share	Resulting Book Multiple	Resulting Earnings Multiple
Total Shares Outstanding	114,855	Average	148.60	1.12	11.64
Trailing 12 Month Earnings	1,466,000	High	164.49	1.24	12.89
EPS	12.76	Low	131.85	1.00	10.33

		Recommended	140.00	1.06	10.97
		Range of Value	155.00	1.17	12.14

Public Bank Stock Comparables
Really Public Company Comparables

Symbol	Company	3/31/03 Total Assets	8/29/03 Closing Price	EPS	Price to Earnings	Dividend Yield
RF	Regions Financial Corporation	48,701,674	35.26	2.81	12.57	3.60%
ASO	AmSouth Bancorporation	42,120,656	21.54	1.72	12.51	4.23%
HIB	Hibernia Corporation	17,652,186	20.75	1.55	13.40	2.89%
BXS	BancorpSouth, Inc.	10,360,026	21.55	1.52	14.20	2.95%
WTNY	Whitney Holding Corporation	7,186,979	34.75	2.39	14.56	3.42%
TRMK	Trustmark Corporation	7,305,864	26.28	1.84	14.29	2.45%
HBHC	Hancock Holding Company	4,153,186	47.71	3.11	15.35	1.93%
IBKC	IBERIABANK Corporation	1,977,204	18.00	1.20	15.03	1.81%
PHC	Peoples Holding Company	1,392,887	18.60	1.25	14.86	2.30%
FMFC	First M & F Corporation	1,062,181	35.50	2.33	15.23	2.79%
NBY	NBC Capital Corporation	1,073,860	24.20	1.69	14.36	3.56%
	Average				14.21	2.90%
	Trim Mean				14.28	2.88%

Barely Public Company Comparables

Symbol	Company	3/31/03 Total Assets	8/29/03 Closing Price	EPS	Price to Earnings	Dividend Yield
TSH	Teche Holding Company	524,020	33.25	2.54	13.09	2.05%
CIZ	Citizens Holding Company	549,417	18.10	1.29	14.08	3.11%
MSL	MidSouth Bancorp, Inc.	390,955	29.10	1.88	15.44	0.86%

	Average				14.20	2.01%

National Capital, L.L.C.
Comparable Whole Bank Transactions Method

Indication of Value Market Valuation Method

	80% Trim Average	Relevant Factor	Market Value	Weight
Book Value Multiple	2.17	13,434	$29,106	20%
Earnings Multiple	22.13	1,466	$32,448	30%
Price to Deposits	22.94	132,429	$30,383	20%
Price to Assets	19.54	149,266	$29,159	10%
Premium to Core Deposits	14.91	102,338	$28,687	20%
Total Weights				100%
Preliminary Market Value			$30,286
Add: Excess Capital			1,769
Resulting Market Value			$32,055

National Capital, L.L.C.

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